Exhibit 99.1

OSKAR HOLDINGS N.V.

Operating and Financial Review and Prospects for the quarter and the year ended December 31, 2004

All amounts are in CZK unless otherwise stated

This Operating and Financial Review and Prospects should be read in conjunction with the accompanying unaudited consolidated financial statements of Oskar Holdings N.V. for the three months and year ended December 31, 2004 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects for the year ended December 31, 2003.

Oskar Holdings N.V. ("Oskar Holdings" or the "Company") is a provider of GSM wireless telecommunication services in the Czech Republic through its subsidiary Oskar Mobil a.s. ("Oskar Mobil") The Company is ultimately controlled by Telesystem International Wireless Inc., ("TIW") a Canadian public company. As at December 31, 2004, TIW indirectly owned 27.1% and 52.7% of the equity and voting rights, respectively, of the Company. In November 2004, TIW entered into an agreement in principal to acquire from non-controlling shareholders 72.9% of the Company's shares. Closing occurred on January 12, 2005 and TIW increased its indirect ownership in the Company to 100%.

Oskar Mobil added 83,832 subscribers in the fourth quarter to reach 1,831,116, an increase of 18.4% in total number of subscribers compared to 1,546,751 subscribers at the end of the fourth quarter of 2003. In the Czech Republic, our focus on postpaid growth continued to be successful with postpaid subscribers representing 86.2% of net additions during the quarter. Although total net subscriber additions in the fourth quarter of 2004 were 22.8% lower than in the same period of 2003, net additions of postpaid subscribers increased by 9.1% to 72,280. As a result, our prepaid/postpaid mix as of December 31, 2004 was 52.1/47.9 compared to 57.5/42.5 at of December 31, 2003.

We estimate we held a 17.0% share of the Czech national cellular subscriber market as of December 31, 2004, compared to a 15.9% share at the same time last year. Also according to our estimate, we had a 20.8% share of the national cellular service revenue during the fourth quarter of 2004 compared to 18.9% for the same period in 2003. During the past 12 months, we estimate cellular penetration in the Czech Republic increased to 105% from 95% at the end of December 2003.

Non GAAP measures and operating data (unaudited)

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

- It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

- It does not reflect changes in, or cash requirements for, our working capital needs;

- It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;

- It does not reflect foreign exchange gains or losses; and

- Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

The following table provides a reconciliation between OIBDA and net loss:

	Three months ended		Twelve months ended
(In thousands of CZK)	December 31,		December 31,

	2004	2003	2004	2003

Net loss	(548,245)	(146,427)	(333,374)	(753,662)
Foreign exchange (gain) loss	(56,759)	28,791	(94,603)	(26,136)
Interest expense, net	285,935	246,017	994,653	1,025,792
Loss on early extinguishment of debt	648,294	-	648,294	-
Depreciation and amortization	791,847	722,203	2,931,751	2,645,988
OIBDA	1,121,072	850,585	4,146,721	2,891,956

The following table provides a reconciliation between service revenues and ARPU :

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003
Service revenues for the periods (in CZK
millions)	3,641	3,079	13,388	10,820
Average number of subscribers for the period
(in millions)	1.79	1.49	1.68	1.35
Average monthly service revenue per
subscriber for the period (in CZK)	678	688	664	668
Less: impact of excluding in roaming and
miscellaneous revenue	(22)	(22)	(24)	(24)
ARPU	656	666	640	644

Three and twelve months ended December 31, 2004 compared to the three and twelve months ended December 31, 2003

Service revenues for the fourth quarter reached CZK3,641 million, an 18.2% increase versus CZK3,080 million for the same period last year. The increase in revenues was driven by a 19.9% increase in the average number of subscribers in the period, partially offset by a 1.5% decrease in ARPU. The ARPU decreased from CZK666 in the fourth quarter of 2003 to CZK656 for the same period this year as a result of the reduction in interconnection rates from CZK3.66 per minute in 2003 to CZK3.19 per minute in 2004. Although the interconnect rate decrease reduces the ARPU, it also reduces interconnection costs.

Cost of services as a percent of service revenue for the fourth quarter of 2004 decreased to 37.1% from 38.4% in the fourth quarter of 2003. This decrease results from lower average interconnection rates amongst mobile operators, from greater on net and incoming traffic as a percentage of total traffic and from lower site costs as a percentage of service revenue. The decrease in cost of services as a percentage of service revenue in 2004 could have been more pronounced had the fourth quarter 2003 results not benefited from a reduction in estimated interconnection costs related primarily to prior periods amounting to CZK140 million, or 4.6% of service revenue.

Equipment revenues increased 5.7% to CZK284.1 million for the three months ended December 31, 2004 compared to CZK268.7 million for the same period in 2003. Cost of equipment rose to CZK478 million for the three months ended December 31, 2004 from CZK403 million for the same period last year. Included in the cost of equipment are costs of handsets and accessories sold, including subsidized handsets, as well as the costs of SIM cards, the majority of which are provided to new subscribers as part of the cost of acquiring such new subscribers.

Selling, general and administrative expenses decreased to 26.7% of service revenues compared to 29.7% for the same period last year mainly as a result of the growth in revenue more than offsetting incremental costs to expand the sales network and to support business initiatives.

We recorded OIBDA of CZK1,121 million for the quarter compared to OIBDA of CZK851 million for the same period last year, representing a 31.8% increase. OIBDA as a percentage of service revenue for the quarter reached 30.8% compared to 27.7% in the fourth quarter of 2003. This improvement reflects the revenue impact of solid subscriber growth, our focus on postpaid growth and economies of scale realized as fixed costs are spread over a larger subscriber base.

Depreciation and amortization increased to CZK792 million for the three months ended December 31, 2004, from CZK722 million for the same period in 2003, due primarily to a higher tangible asset base and to write-offs in the amounts of CZK90 million in 2004 compared to CZK20 million in 2003. We achieved an operating income of CZK329 million for the fourth quarter of 2004, compared to an operating income of CZK 128 million for the fourth quarter of 2003.

Interest expense net of interest income amounted to CZK286 million for the quarter ended December 31, 2004 compared to CZK246 million in the same period in 2003 as a result of the higher effective cost of debt. Foreign exchange gains of CZK57 million for the three months ended December 31, 2004 arose from the revaluation of the unhedged portion of our Euro-denominated debt at Oskar Mobil into CZK which appreciated relative to the Euro during that quarter and from the revaluation of working capital items denominated in currencies other than the Koruna, while the foreign exchange loss of CZK29 million for the same period in 2003 was primarily associated with the revaluation of the unhedged portion of our Euro-denominated debt at Oskar Mobil into CZK which depreciated relative to the Euro during that quarter. The fourth quarter 2004 results also include a CZK648 million loss on early extinguishment of debt in connection with the October 2004 senior credit facility refinancing.

As a result of the aforementioned, net loss for the quarter ended December 31, 2004 was CZK548 million compared to a loss of CZK146 million for the same period last year. Excluding the aforementioned costs of retiring the previous debt early, we would have recorded a net income of CZK100 million for the quarter.

For the year ended December 31, 2004, service revenues reached CZK13,388 million, a 23.7% increase versus CZK10,820 million for the same period last year. The increase in revenue was primarily due to a 24.4% increase in the average number of subscribers. ARPU for the year ended December 31, 2004, was CZK640 compared to CZK644 in 2003. In April 2004, the regulatory body announced a new mobile voice terminating interconnection rate of CZK3.19 per minute compared to CZK3.66 which had a negative impact on the ARPU but also reduced interconnection costs for the quarter and year ended December 31, 2004.

Cost of services as a percent of service revenue for the year 2004 decreased to 40.0% from 42.6% for 2003. This decrease results primarily from lower average interconnection rates amongst mobile operators and from greater on-net and incoming traffic as a percentage of total traffic. The 2003 results also benefited from a reduction of estimated interconnection costs of CZK229 million or 2.2% of service revenue of which CZK132 million was related to prior periods. Selling, general and administrative expenses decreased to 25.7% of service revenues compared to 27.5% for the previous year mainly as a result of lower selling and marketing expenses as a percentage of service revenue.

OIBDA reached CZK4,147 million in 2004 compared to OIBDA of CZK2,892 million for 2003, representing a 43.4% increase, consistent with the revenue impact of solid subscriber growth, our focus on postpaid growth and the economies of scale realized as fixed costs are spread over a larger subscriber base. OIBDA as a percentage of service revenue for 2004 reached 31.0% compared to 26.8% in 2003. Depreciation and amortization increased to CZK2,932 million for the year ended December 31, 2004, from CZK2,646 million for the same period in 2003, due primarily to a higher tangible asset base and to write-offs in the amounts of CZK162 million in 2004 compared to CZK20 million in 2003. Operating income reached CZK1,215 million compared to CZK246 million for the same period in 2003.

Total interest expense net of interest income amounted to CZK995 million for the twelve months ended December 31, 2004, compared to CZK1,026 million in the same period in 2003. Foreign exchange gains for 2004 reached CZK95 million compared to CZK26 million for the same period in 2003. The 2004 results also include the CZK648 million loss on early extinguishment of debt. As a result of the aforementioned, net loss for the year ended, December 31, 2004 was CZK333 million compared to CZK754 million in 2003.

In November 2004, we implemented a loyalty points program directed to our business customers. Business customers having met certain requirements, including having been with the Company a minimum of twelve months, are awarded points, based on their bill, which can be redeemed for handsets. We recorded an expense of CZK 24 million for the ultimate expected incremental cost of redeeming of such awards and established a liability on the balance sheet for the unredeemed points, which will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Liquidity and Capital Resources

Operating activities provided cash of CZK1,107 million and CZK3,335 million for the three months and full year ended December 31, 2004, respectively, compared to CZK679 million CZK1,539 million for the corresponding 2003 periods. On a year-to-date basis, the CZK1,796 million improvement in cash from operating activities was primarily due to a CZK1,255 million increase in OIBDA relative to the corresponding 2003 period as well as the CZK426 million decrease in working capital requirements.

Investing activities used cash of CZK799 million for the quarter ended December 31, 2004 compared to CZK837 million used in the same period in 2003. Our investing activities include the acquisition of property, plant and equipment of CZK799 million and CZK837 million for the three-month periods ended December 31, 2004 and December 31, 2003, respectively. For the year ended December 31, 2004, investing activities used cash of CZK2,975 million compared to CZK2,246 million for same period in 2003. Acquisitions of property, plant and equipment during the twelve month period ended December 31, 2004 were CZK2,356 million compared to CZK2,246 million for the corresponding period last year. Investing activities for the full year ended December 31, 2004 also include the use of CZK619 million of cash for the acquisition of additional interests in Oskar Mobil.

Financing activities used cash of CZK1,076 million during the fourth quarter of 2004 and CZK700 million for full year 2004 compared to provided cash of CZK495 million and CZK2,088 million for the fourth quarter and full year ended December 31, 2003, respectively. The use of cash from financing activities in the year ended December 31, 2004 consisted of CZK14,781 million in repayments of Oskar Mobil's previous senior credit facility, CZK14,547 million of which occurred during the fourth quarter, CZK 914 million of hedge unwind payments and deferred financing costs of CZK562 million in the fourth quarter partly offset by CZK611 million from the issuance of shares and CZK14,947 million from the issuance of debt through refinancing. During the year ended December 31, 2003, the CZK2,088 million provided by financing activities included CZK696 million from the issuance of shares and CZK1,487 million in proceeds from debt issuance, CZK495 million of which occurred during the fourth quarter of 2003 partly offset by CZK95 million of deferred financing costs.

Cash and cash equivalents totaled CZK1,226 million as of December 31, 2004.

Long-term debt at the end of December 31, 2004 was CZK14,596 million, all of which is at Oskar Mobil.

On October 13, 2004, Oskar Mobil issued in a private placement €325 million (CZK 10,227.8 million) Senior Notes ("Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million (CZK 7,867.5 million) equivalent senior credit facility (the "New Senior Credit Facility").

The Notes bear interest at 7.5% which will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €313.1 million (CZK 9,855 million), after deducting underwriting discounts and other related expenses. The Notes will be callable at the option of the issuer after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Notes.

The New Senior Credit Facility consists of a CZK 5,033.6 million and €40.0 million (CZK 1,218.2 million) five year amortizing Tranche A maturing in 2009, and amortizing in quarterly installments from March 2007 through maturity in October 2009, and a CZK 1,573 million six year Tranche B repayable in full at maturity in October 2010. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on Oskar Holding's financial performance. The new senior credit facility is available for drawing, on a revolving basis, until October, 2006.

The indebtedness under the New Senior Credit Facility ranks pari passu with the Notes as to security. Both the New Senior Credit Facility and the Notes are senior secured obligations of Oskar Mobil and both are guaranteed on a senior secured basis by us and Oskar Finance B.V. (''Oskar Finance'') a newly created holding company incorporated under the laws of The Netherlands which holds our interest in Oskar Mobil. The obligations under the Notes and the guarantees are secured by substantially all of our assets. The New Senior Credit Facility and the Notes contain customary restrictive covenants including, among other items, limitations regarding the ability to incur indebtedness, pay dividends or make distributions, create liens and sell assets.

An affiliate of one of ours and TIW's significant shareholders was an initial purchaser of the Notes and provided an underwriting commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million (CZK 248.6 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provides a €15 million (CZK 456.8 million) commitment under Tranche A of the facility. An affiliate of another significant shareholder who was also an initial purchaser of the Notes and mandated lead arranger and a principal lender for the New Senior Credit Facility, provided a CZK 534.8 million commitment under Tranche A of the facility and received fees totalling €2.6 million (CZK 80.3 million).

Concurrently with the issuance of the Notes, we proceeded with an initial draw consisting of CZK 3,964 million and €24 million (CZK 755.3 million) from Tranches A and B of our New Senior Credit Facility.

The net proceeds from the issuance of the Notes, together with the net proceeds from our initial drawdown under the new senior credit facility, were approximately €457.1 million (CZK 14,385 million), after deducting underwriting discounts and other related expenses of CZK 562.5 million. We used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of CZK 5,402.8 million and €290.6 million (CZK 9,144.1 million) and to terminate certain currency and interest rate hedging agreements. As a result of the retirement of the current bank facility and the unwinding of the related hedging agreements, we recognized a loss on early extinguishment of debt and related hedges of CZK 648.2 million during the fourth quarter of 2004 consisting of CZK 436.5 million of the then unrealized loss of such hedging contracts and CZK 211.7 million of unamortized deferred financing costs. In connection with the unwinding of existing hedges, an amount of €29.0 million (CZK 913.9 million), consisting of the fair value of the unwound hedges, was paid to counterparties including €13.1 million (CZK 412.2 million) to an affiliate of one of our and TIW's significant shareholders and €3.7 million (CZK 114.9 million) to an affiliate of another significant shareholder.

Furthermore, on October 13, 2004, we entered into currency swap agreements to manage our currency exposure related to our Notes, which constitute significantly all of our aggregate Euro exposure. Specifically, we entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of CZK 31.625 to one Euro and a fixed interest rate of 8.52%. The counterparties for each €162.5 million of notional principal amount of those new swap agreements are both affiliates of significant shareholders and in the case of one of these counterparties, of TIW. Also in November 2004, we entered into interest rate swaps that fixed the rate on CZK 2,360 million of floating rate debt drawn under Tranche A of the credit facility at 3.83% plus the applicable margin until March 30, 2009. We have designated all of these currency and interest rate swap arrangements as cash flow hedges.

On February 23, 2005, we and Czech Telecommunications Office entered into an agreement to acquire a UMTS license by February 28, 2005 for the price of CZK 2 billion. The price is payable in annual instalments from December 2005 through December 2009. The UMTS license is awarded for a term of 20 years and requires us to launch commercial UMTS telecommunication services in Prague, covering at least 90% of the metropolitan area, by January 1, 2008.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular network, for the payment of our UMTS license and buildout of a related UMTS network and for the servicing of our debt. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, cash flow from operating activities and from borrowings under our credit facilities.

Forward-looking Statements

This operating and financial review and prospects discussion contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in operating and financial review and prospects discussions are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with more than 6.7 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW")

FOR INFORMATION:
INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.oskarholdings.com

OSKAR HOLDINGS N.V.

CONSOLIDATED INTERIM BALANCE SHEETS (UNAUDITED)

[In thousands of CZK]

	December 31,	December 31,
	2004	2003
ASSETS		(Note 1)
Current assets
Cash and cash equivalents	1,226,325	1,565,077
Trade debtors	1,006,621	677,599
Inventories	137,083	238,808
Prepaid expenses	142,651	215,949
Other current assets	10,972	139,931
Total current assets	2,523,652	2,837,364
Property, plant and equipment	16,155,954	16,699,651
License	870,433	931,538
Goodwill	186,930	214,313
Deferred financing costs [Note 5]	550,118	266,421
Total assets	20,287,087	20,949,287
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable—Trade	450,140	313,549
Accounts payable—Supply contracts	171,636	504,308
Accounts payable—TIW Group	36,377	5,744
Accrued liabilities	1,136,518	1,172,663
Accrued interest payable	164,394	53,795
Deferred revenues and deferred gains	541,736	532,453
Current portion of long-term debt [Note 5]	—	486,592
Payable to minority interests	—	613,869
Total current liabilities	2,500,801	3,682,973
Long-term debt [Note 5]	14,596,245	14,569,063
Derivative financial instrument position and other non-current liabilities [Note 5]	848,723	866,518
Total liabilities	17,945,769	19,118,554
Shareholders' equity
Share capital [Note 3]	180,404	172,444
2,670,817 Class A convertible voting shares [2,548,658 at December 31, 2003]
2,586,662 Class B convertible voting shares[2,468,355 at December 31, 2003] and
1 Class C share at December 31, 2004 and at December 31, 2003
Share premium and other contributed surplus	13,773,907	13,171,184
Deficit	(11,123,675)	(10,790,301)
Accumulated other comprehensive income (loss)
Accumulated changes in fair value of interest rate and cross currency swaps [Note 5]
	(436,907)	(693,396)
Foreign currency translation adjustment	(52,411)	(29,198)
Total shareholders' equity	2,341,318	1,830,733
	20,287,087	20,949,287

Subsequent events [Note 8]
See accompanying notes

OSKAR HOLDINGS N.V.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

[In thousands of CZK]

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003

Revenues
Services	3,641,133	3,079,714	13,387,564	10,819,594
Equipment	284,080	268,674	724,356	659,004
	3,925,213	3,348,388	14,111,920	11,478,598

Costs
Cost of services	1,353,027	1,181,357	5,368,807	4,606,761
Cost of equipment	477,772	402,666	1,152,626	1,004,031
Selling, general and administrative expenses	973,342	913,780	3,443,766	2,975,851
Depreciation and amortization [Note 2]	791,847	722,203	2,931,751	2,645,988

Operating income	329,225	128,382	1,214,970	245,967
Interest expense	(293,823)	(251,793)	(1,026,949)	(1,037,149)
Loss on early extinguishment of debt	(648,294)	—	(648,294)	—
Interest and other income	7,888	5,776	32,296	11,367
Foreign exchange gain (loss)	56,759	(28,791)	94,603	26,163
Net loss	(548,245)	(146,426)	(333,374)	(753,662)

Foreign currency translation adjustment	(29,616)	(3,257)	(23,213)	(6,903)
Change in fair value of interest rate and cross currency swaps	12,427	169,331	256,489	261,831
Comprehensive income (loss)	(565,434)	19,647	(100,098)	(498,734)

See accompanying notes

OSKAR HOLDINGS N.V.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

[In thousands of CZK]

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003

OPERATING ACTIVITIES

Net loss	(548,245)	(146,427)	(333,374)	(753,662)
Adjustments to reconcile net loss to cash provided by operating activities:

Depreciation and amortization	791,847	722,203	2,931,751	2,645,988
Amortization of deferred financing costs	15,032	27,433	73,959	78,079
Loss on early extinguishment of debt	648,294	—	648,294	—
Other non-cash items	23,817	48,173	115,597	95,710
Changes in operating assets and liabilities	176,153	28,117	(100,735)	(526,753)
Cash provided by operating activities	1,106,898	679,499	3,335,492	1,539,362

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(799,125)	(836,916)	(2,356,026)	(2,246,219)
Increase in ownership of subsidiaries [Note 1]	—	—	(618,634)	—
Cash used in investing activities	(799,125)	(836,916)	(2,974,660)	(2,246,219)

FINANCING ACTIVITIES
Issuance of shares	—	—	610,683	695,638
Hedge settlement on debt extinguishment	(913,912)	—	(913,912)	—
Deferred financing costs	(562,482)	—	(562,482)	(95,290)
Proceeds from issuance of long-term debt	14,946,990	495,032	14,946,990	1,487,429
Repayment of long-term debt	(14,546,919)	—	(14,780,863)	—
Cash provided by (used in) financing activities	(1,076,323)	495,032	(699,584)	2,087,777

Net change in cash and cash equivalents	(768,550)	337,615	(338,752)	1,380,920
Cash and cash equivalents, beginning of period	1,994,875	1,227,462	1,565,077	184,157
Cash and cash equivalents, end of period	1,226,325	1,565,077	1,226,325	1,565,077

See accompanying notes

OSKAR HOLDINGS N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (UNAUDITED)

[In thousands of CZK]

		Share
		Premium		Accumulated
		And Other		Other	Total
	Share	Contributed		Comprehensive	Shareholders'
	Capital	Surplus	Deficit	Income (Loss)	Equity
Balance as at December 31, 2002	163,400	12,484,590	(10,036,639)	(977,522)	1,633,829
Issuance of shares	9,044	686,594	—	—	695,638
Comprehensive income (loss)	—	—	(753,662)	254,928	(498,734)
Balance as at December 31, 2003	172,444	13,171,184	(10,790,301)	(722,594)	1,830,733
Issuance of shares	7,960	602,723	—	—	610,683
Comprehensive income (loss)	—	—	(333,374)	233,276	(100,098)
Balance as at December 31, 2004	180,404	13,773,907	(11,123,675)	(489,318)	2,341,318

See accompanying notes

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Oskar Holdings N.V. ("Oskar Holdings" or "the Company") formerly known as TIW Czech N.V., was established on August 11th, 1999 under the laws of The Netherlands to develop, own and operate a wireless telecommunications network and provide telecommunications services through a majority-owned equity interest in Oskar Mobil a.s. ("Oskar Mobil") formerly known as Cesky Mobil a.s., which has a license to provide GSM-based cellular services in the Czech Republic. Oskar Mobil is located in Prague, Czech Republic and began the construction of a cellular network in the fall of 1999. Oskar Mobil began commercial operations in March 2000. As of December 31, 2004, the Company owned 99.87% of the equity and voting rights of Oskar Mobil, (96.25% at December 31, 2003) through its wholly owned subsidiary Oskar Finance B.V. ("Oskar Finance") a newly created holding company incorporated under the laws of The Netherlands. On June 26, 2003, Oskar Holdings entered into an agreement to purchase the remaining 0.13% equity interest in Oskar Mobil for a price of € 150,000 (CZK 4,8 million) which was paid in full on August 3, 2004. Pending closing of the transaction, which cannot take place until certain statutory procedures are completed, the Company is empowered to exercise all the voting rights for shares it has agreed to purchase.

The Company is ultimately controlled by Telesystem International Wireless Inc., ("TIW") a Canadian public company. As at December 31, 2004, TIW indirectly owned 27.1% and 52.7% of the equity and voting rights, respectively, of the Company. In November 2004, TIW entered into an agreement in principal to acquire from non-controlling shareholders 72.9% of the Company's shares. Closing occurred on January 12, 2005 and TIW increased its indirect ownership in the Company to 100%.

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual 2003 financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the 2003 annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what will happen in a subsequent quarter. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular network and for the payment of its UMTS license and buildout of a related UMTS network (see Note 7), and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, cash flow from operating activities and from borrowings under its credit arrangements. [See Note 4 and 5].

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

2. PROPERTY PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amounts of CZK 89.6 million and CZK 20 million for property, plant and equipment for the three months ended December 31, 2004 and December 31, 2003, respectively and CZK 162.1 million and CZK 20 million for the twelve months ended December 31, 2004 and December 31, 2003, respectively.

3. SHARE CAPITAL

During the period, the Company issued 122,159 Class A shares and 118,307 Class B shares in exchange for aggregate proceeds of US$22.0 million (CZK 610.7 million).

4. WORKING CAPITAL FACILITIES

In 2004, Oskar Mobil entered into a new €5 million committed unsecured working capital facility bearing interest at a rate of EURIBOR, PRIBOR or LIBOR plus 0.95% which matures on March 9, 2006 and is available subject to certain conditions. The Company also reduced the amount of its existing uncommitted working capital facility from €7 million to €4 million. As of December 31, 2004, no amounts had been drawn on these facilities.

5. OSKAR MOBIL REFINANCING

On October 13, 2004, Oskar Mobil issued in a private placement €325 million (CZK 10,227.8 million) Senior Notes ("Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million (CZK 7,867.5 million) equivalent senior credit facility (the "New Senior Credit Facility").

The Notes bear interest at 7.5% which will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €313.1 million (CZK 9,855 million), after deducting underwriting discounts and other related expenses. The Notes will be callable at the option of the issuer after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Notes.

The New Senior Credit Facility consists of a CZK 5,033.6 million and €40.0 million (CZK 1,218.2 million) five year amortizing Tranche A maturing in 2009, and amortizing in quarterly instalments from March 2007 through maturity in October 2009, and a CZK 1,573 million six year Tranche B repayable in full at maturity in October 2010. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on the Company's financial performance. The new senior credit facility is available for drawing, on a revolving basis, until October 2006.

The indebtedness under the New Senior Credit Facility ranks pari passu with the Notes as to security. The New Senior Credit Facility and the Notes both are senior secured obligations of Oskar Mobil and both are guaranteed on a senior secured basis by the Company and Oskar Finance. The obligations under the Notes and the guarantees are secured by substantially all of the Company's assets and those of its subsidiaries. The New Senior Credit Facility and the Notes contain customary restrictive covenants including, among other items, limitations regarding the ability to incur indebtedness, pay dividends or make distributions, create liens and sell assets.

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

5. OSKAR MOBIL REFINANCING (CONT'D)

An affiliate of a significant shareholder of the Company and of TIW was an initial purchaser of the Notes and provided an underwriting commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million (CZK 248.6 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provided a €15 million (CZK 456.8 million) commitment under Tranche A of the facility. Another affiliate of a significant shareholder of the Company who was also an initial purchaser of the Notes and mandated lead arranger and a principal lender for the New Senior Credit Facility, provided a CZK 534.8 million commitment under Tranche A of the facility and received fees totalling €2.6 million (CZK 80.3 million).

Concurrently with the issuance of the Notes, Oskar Mobil proceeded with an initial draw consisting of CZK 3,964 million and €24 million (CZK 755.3 million) from Tranches A and B of its New Senior Credit Facility.

The net proceeds from the issuance of the Notes, together with the net proceeds from our initial drawdown under the new senior credit facility, were approximately €457.1 million (CZK 14,385 million), after deducting underwriting discounts and other related expenses of CZK 562.5 million. The Company used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of CZK 5,402.8 million and €290.6 million (CZK 9,144.1 million) and to terminate certain currency and interest rate hedging agreements. As a result of the retirement of the current bank facility and the unwinding of the related hedging agreements, the Company recognized a loss on early extinguishment of debt and related hedges of CZK 648.2 million during the fourth quarter consisting of CZK 436.5 million of the then unrealized loss of such hedging contracts and CZK 211.7 million of unamortized deferred financing costs. In connection with the unwinding of existing hedges, an amount of €29.0 million (CZK 913.9 million), consisting of the fair value of the unwound hedges, was paid to counterparties including €13.1 million (CZK 412.2 million) to an affiliate of a significant shareholder of the Company and of TIW and €3.7 million (CZK 114.9 million) to an affiliate of another significant shareholder of the Company.

On October 13, 2004, the Company also entered into currency swap agreements to manage the currency exposure related to its Notes, which constitute significantly all of its aggregate Euro exposure. Specifically, the Company entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of CZK 31.625 to one Euro and a fixed interest rate of 8.52%. The counterparties for each €162.5 million of notional principal amount of those new swap agreements are both affiliates of significant shareholders of the Company and in the case of one of these counterparties, of TIW. Futhermore to manage exposure to interest rate risk through drawings on its New Senior Credit Facility, in November 2004, the Company entered into interest rate swaps that fixed the rate on CZK 2,360 million of floating rate debt drawn under Tranche A of the credit facility at 3.83% plus the applicable margin until March 30, 2009. The Company has designated all of these currency and interest rate swap arrangements as cash flow hedges.

In addition to the unwind payments noted above, the Company paid an aggregate amount of CZK 130 million and CZK 212 million in 2004 and 2003, respectively under interest rate swap, foreign exchange and other hedging arrangements to an affiliate of a significant shareholder of the Company and of TIW and CZK 22 million and CZK 9 million in 2004 and 2003, respectively, under similar hedging arrangements to an affiliate of another significant shareholder of the Company.

OSKAR HOLDINGS N.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2004
[All amounts are in thousands of CZK unless otherwise indicated]

6. LOYALTY PROGRAM

In November 2004, Oskar Mobil implemented a loyalty points program directed to its business customers. Business customers having met certain requirements, including having been with the Company a minimum of twelve months are awarded points, based on their bill, which can be redeemed towards the purchase of handsets. The Company recorded an expense for the ultimate expected incremental cost of redeeming the awarded points and established a liability on the balance sheet for the unredeemed points, which will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

As a result, operating income for the three and twelve months ended December 31, 2004, includes an expense of CZK 24.1 million and accrued liabilities as of December 31, 2004 include CZK 21.9 million related to this program.

7. UMTS LICENSE

On February 23, 2005, the Czech Telecommunications Offices awarded a UMTS license to Oskar Mobil. The UMTS license was awarded for a term of 20 years and requires Oskar to honour certain license conditions. The CZK 2 billion agreed upon price is payable in annual instalments of from December 2005 through December 2009.